Exhibit (a)(16)

To: All Eligible Employees in Japan

Please be informed that the tax treatment of any payments made under the Stock Option Transfer Program is likely to be as follows, pending confirmation by the Japanese tax authority:

1. It is likely that income tax on the payments made under the Stock Option Transfer Program will not have to be withheld from your monthly salary payment or from the payments made under the Stock Option Transfer Program, and thus that employees will be responsible for filing their income tax return and paying the applicable taxes.

2. It is likely that payments made under the Stock Option Transfer Program will be defined as “Remuneration income” for income tax purposes.

3. It is likely that tax on the payments made under the Stock Option Transfer Program will be due only when the employees receive such payments.

As mentioned, Microsoft has filed a ruling request with the Japanese tax authority to confirm the tax treatment described above. While we are hopeful that the tax authority will agree with our analysis of the tax treatment, as described above, please keep in mind that the tax authority could determine that a different tax treatment shall apply. As soon as we obtain the tax ruling, we will inform you of the definitive tax treatment.

If you have any questions, we encourage you to consult with your personal tax advisor regarding the Stock Option Transfer Program.